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                                    FORM N-8F

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] MERGER

     [X] LIQUIDATION

     [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
         (Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: HILLVIEW INVESTMENT TRUST II

3.   Securities and Exchange Commission File No.: 811-09901
                                                  ---------

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ ] Initial Application        [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         C/O PFPC INC.
         400 BELLEVUE PARKWAY
         WILMINGTON, DE 19809

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

         ARTHUR J. BROWN, ESQ.
         KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP
         1601 K STREET, NW
         WASHINGTON, DC 20006
         (202) 778-9046

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         LISA PLOSCHKE
         HILLVIEW CAPITAL ADVISORS, LLC
         700 THE TIMES BUILDING
         ARDMORE, PA 19003
         (484) 708-4720

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31 a-1 and 31 a-2 for the periods specified in those rules.
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8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X] Open-end          [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         HILLVIEW CAPITAL ADVISORS, LLC
         700 THE TIMES BUILDING
         ARDMORE, PA 19003

         REAL ESTATE MANAGEMENT SERVICES GROUP, LLC
         1100 FIFTH AVENUE SOUTH, SUITE 301
         NAPLES, FL 34102

         BPI GLOBAL ASSET MANAGEMENT LLP
         1900 SUMMIT TOWER BLVD., SUITE 450
         ORLANDO, FL 32810

         CENTURY CAPITAL MANAGEMENT, LLC
         100 FEDERAL STREET, 29TH FLOOR
         BOSTON, MA 02110

         DEUTSCHE ASSET MANAGEMENT INVESTMENT SERVICES, LIMITED
         ONE APPOLD STREET
         LONDON, ENGLAND

         FRONTIER CAPITAL MANAGEMENT, LLC
         99 SUMMER STREET, 19TH FLOOR
         BOSTON, MA 02110

         HARRIS ASSOCIATES L.P.
         TWO NORTH LASALLE STREET, SUITE 500
         CHICAGO, IL 60602-3790

         IRONWOOD CAPITAL MANAGEMENT, LLC
         21 CUSTOM HOUSE STREET, SUITE 240
         BOSTON, MA 02110

         NEVIS CAPITAL MANAGEMENT, LLC
         1119 ST. PAUL STREET
         BALTIMORE, MD 21202
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         PINNACLE ASSOCIATES, LTD.
         355 MADISON AVENUE
         NEW YORK, NY 10017

         PZENA INVESTMENT MANAGEMENT, LLC
         120 WEST 45TH STREET, 34TH FLOOR
         NEW YORK, NY 10036

         SHAKER INVESTMENTS, L.L.C.
         ONE CHAGRIN HIGHLANDS
         2000 AUBURN DRIVE, SUITE 300
         CLEVELAND, OH 44122

         WATERFORD MANAGEMENT, LLC
         150 EAST 58TH STREET
         NEW YORK, NY 10155

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         PFPC DISTRIBUTORS, INC.
         760 MOORE ROAD
         KING OF PRUSSIA, PA 19406
         (FORMERLY PROVIDENT DISTRIBUTORS, INC.
         FOUR FALLS CORPORATE CENTER, SUITE 600
         WEST CONSHOHOCKEN, PA 19428-2961)

13.  If the fund is a unit investment trust ("UIT") provide:

     Depositor's name(s) and address(es):   N/A

     Trustee's name(s) and address(es):   N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes      [X] No

If Yes, for each UIT state: Name(s):


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes  [ ] No

If Yes, state the date on which the board vote took place: SEPTEMBER 20, 2005

If No, explain:



     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ ] Yes  [X] No
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If Yes, state the date on which the shareholder vote took place:

If No, explain:

     ARTICLE IX, SECTION 9.3 OF THE TRUST'S AGREEMENT AND DECLARATION OF TRUST PROVIDES THAT THE TRUST SHALL BE TERMINATED UPON THE AFFIRMATIVE VOTE TO TERMINATE THE TRUST BY: (1) A MAJORITY SHAREHOLDER VOTE OF THE TRUST OR THE AFFECTED PORTFOLIO (OR CLASS), RESPECTIVELY, OR (2) BY THE TRUSTEES PURSUANT TO WRITTEN NOTICE TO THE SHAREHOLDERS OF THE TRUST OR THE AFFECTED PORTFOLIO (OR CLASS).

     ARTICLE IX, SECTION 9.4 OF THE TRUST'S AGREEMENT AND DECLARATION OF TRUST (THE "AGREEMENT") PROVIDES THAT THE TRUSTEES, SUBJECT TO ARTICLE VI,
     SECTION 6.1 OF THE AGREEMENT, MAY CAUSE (i) THE TRUST OR ONE OR MORE OF ITS PORTFOLIOS TO THE EXTENT CONSISTENT WITH APPLICABLE LAW TO SELL ALL OR SUBSTANTIALLY ALL OF ITS ASSETS, OR BE MERGED INTO OR CONSOLIDATED WITH ANOTHER BUSINESS TRUST OR COMPANY.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes      [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

         NOVEMBER 25, 2005

     (b)  Were the distributions made on the basis of net assets?

     [X] Yes      [ ] No

     (c)  Were the distributions made pro rata based on share ownership?

     [X] Yes      [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ] Yes           [X] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ] Yes      [ ] No

     If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes      [] No
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     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes   [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes      [X] No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes  [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes      [X] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: $3,000

          (ii) Accounting expenses: None

          (iii) Other expenses (list and identify separately): None

          (iv) Total expenses (sum of lines (i)-(iii) above): $3,000

     (b)  How were those expenses allocated?

          DIRECTLY TO EACH FUND IF THE EXPENSES WERE FUND-SPECIFIC OR PRO RATA IF THE EXPENSES WERE GENERAL TO ALL FUNDS.

     (c)  Who paid those expenses?
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          THE TRUST OR HILLVIEW CAPITAL ADVISORS, LLC ON BEHALF OF THE TRUST.

     (d)  How did the fund pay for unamortized expenses (if any)? NOT
          APPLICABLE.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [X] Yes      [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     HILLVIEW INVESTMENT TRUST II FILED WITH THE COMMISSION AN INTIAL APPLICATION FOR DEREGISTRATION ON FORM N-8F ON JANUARY 25, 2006 (FILE NUMBER 811-09901).

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes      [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes      [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
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                                  VERIFICATION

     The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Hillview Investment Trust II, (ii) he or she is the Secretary of Hillview Investment Trust II and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

     The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.



                                                 /s/ Lisa Ploschke
                                                 ----------------------
                                                 Lisa Ploschke